Contact

www.linkedin.com/in/marc-brannigan-a99542122 (LinkedIn)

Top Skills

hemp cultivation
hemp extraction
hemp genetics

Languages

English

Marc Brannigan

Cannabis breeder for taste profiles
Denver Metropolitan Area

Summary

To increase education and knowledge on the benefits of Hemp oils and animals

Experience

Diesel Hemp™, Diesel Water™, Diesel Coffee™

Chief Executive Officer
January 2019 - Present (3 years 4 months)

Boutique strain specific hemp products focusing on the terpene profiles. All of the strains for our products are derived from our own breeding program.

HempMy Pet

CEO
June 2016 - Present (5 years 11 months)
Boulder, Colorado

Organic Hemp pet food company located in Boulder County, Colorado. Focused on bringing the best quality Hemp products for some of those who are most important to us, our four legged friends. We only source and formulate with the finest Hemp products grown in Colorado. Our experience in the industry guarantees top quality, quantity and consistency your/our pets deserve.

ColoradoCBDseed.com

Co-Founder
2018 - Present (4 years)
Colorado

Genetic breeding of hemp strains

CBDRx

Co-Founder, CEO
2014 - 2016 (2 years)

USDA Certified Organic hemp farming company

Los Sueños Farms

Co-Founder
January 2014 - September 2014 (9 months)
Pueblo, Colorado Area

Zoned Properties, Inc.
Founder, CEO
2012 - 2014 (2 years)

Real-estate investment company focusing on properties for the medical marijuana industry

Education

University of Florida
MBA, Business Administration and Management, General · (1997 - 2002)

University of Florida
Master of Business Administration (MBA) · (1997 - 2002)